SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

September 12, 2006

SCAILEX CORPORATION LTD. (Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

On September 11, 2006, Scailex Corporation Ltd. (the “Company”) issued a press release announcing that it received notice from the staff of the Nasdaq Stock Market, Inc. indicating that the Company’s ordinary shares will be delisted from The Nasdaq Global Market at the opening of business on September 18, 2006. A copy of the Press Release, entitled “Scailex Receives Notice of Delisting from Nasdaq” is attached hereto as Exhibit 1.

Further to the said press release, the Company reported today that, in light of the fact that it is obligated to continue to file periodic reports with the United States Securities and Exchange Commission, including Annual Reports on Form 20-F and periodic reports on Form 6-K, the Company has approached the Israeli Securities Authority (“ISA”) to confirm that the Company may continue to file reports with the ISA and the Tel Aviv Stock Exchange under Chapter E’3 of the Israeli Securities Law (the “ISL”) and regulations promulgated thereunder, which generally applies to dual listed companies, rather than in accordance with Chapter F of the ISL.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

September 12, 2006